UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated December 8, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: December 8, 2009

Exhibit I

CAPITAL SHIP MANAGEMENT CORP.  VOTED ‘TANKER COMPANY OF THE YEAR’ AT THE 2009 LLOYD’S LIST GREEK SHIPPING AWARDS.

ATHENS, Greece, December 8, 2009 -- Capital Ship Management Corp. - a subsidiary of our sponsor Capital Maritime & Trading Corp - which manages our vessels was selected as “Tanker Company of the Year 2009” at the annual Lloyd’s List Greek Shipping Awards that took place in Athens on December 4, 2009.  The company implemented new quality standards throughout its operations during 2009, including business continuity management principles, and received the Lloyd’s Register certification for its Integrated Management System, both contributing factors to its winning this award. Capital Ship Management Corp. was also commended for the performance of its managed vessels, two of which topped the BP’s ranking of top performing vessels in its time chartered fleet for a second consecutive year.

Mr Evangelos Marinakis, the Chairman of Capital Product Partners L.P. and CEO of the partnership’s sponsor, Capital Maritime & Trading Corp., upon receiving the award made the following remarks: “This award belongs to the employees in all our offices around the world who have worked hard throughout the years to achieve this distinction, it belongs to our crews and their excellent performance, who daily face challenges and adverse conditions on board our vessels and to all our business associates and friends in the shipping world who have supported us throughout the years and have been instrumental to us being voted ‘Tanker Company of the Year’.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, comprising 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Shell International Trading & Shipping Company Ltd, Morgan Stanley Capital Group Inc. and Overseas Shipholding Group.

For more information about the Partnership and to access or request a copy of its Annual Report, please visit our website: www.capitalpplp.com.

Capital GP L.L.C
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, IRO
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com